United States securities and exchange commission logo





                             August 24, 2020

       Anil Idnani
       Chief Executive Officer
       Clikia Corp.
       1 Bridge Plaza
       2nd Floor
       Fort Lee, NJ 07024

                                                        Re: Clikia Corp.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed August 13,
2020
                                                            File No. 024-11230

       Dear Mr. Idnani:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 25, 2020 letter.

       Amendment No. 2 to Offering Statement of Form 1-A, filed August 13, 2020

       Risk Factors, page 4

   1. We note your response to comment 1, including that you have removed references to
                                                        "aviation" from your
filing. However, your amended filing includes the following
                                                        disclosures relating to
your future aviation services:

                                                                 In the future,
we may experience rapid growth in our aviation services    (page 5);
                                                            and

                                                                 our plans for
implementing our aviation services and achieving profitability are
 Anil Idnani
Clikia Corp.
August 24, 2020
Page 2
              based on the experience, judgment and assumptions of our sole executive officer
              (page 5).

         For clarity and consistency, please remove these statements from your filing.
Clikia Corp.
Consolidated Balance Sheets, page F-2

2. We note the "notes receivable - third party" of $225,000 has been outstanding since at least September 30, 2017. Please explain to us why you believe this note is collectible
         and not impaired.
3. The amounts of total stockholders' deficit at March 31, 2020 and common stock at March
         31, 2019 between the balance sheets on page F-2 and statements of stockholders' deficit on page F-4 do not agree. Please reconcile and revise these amounts as appropriate.
General

4. We note your response to comment 10, and your amended disclosure on the prospectus cover page. However, your amended disclosure is not completely responsive to our comment. Please disclose, if true, that you intend to file an offering circular supplement under Rule 253(g), or tell us why you do not believe you are required to include this disclosure.
       You may contact Linda Cvrkel at (202) 551-3813 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Jennifer L pez at (202) 551-3792 with any other questions.



FirstName LastNameAnil Idnani                                  Sincerely,
Comapany NameClikia Corp.
                                                               Division of
Corporation Finance
August 24, 2020 Page 2                                         Office of Trade
& Services
FirstName LastName